Exhibit 99.16

More information on the Proposed Reverse Stock Split

Dear Duke Energy Shareholder:

As described in the enclosed joint proxy statement/prospectus, as part of the Duke Energy/Progress Energy combination, the Duke Energy board of directors recommends that Duke Energy shareholders approve a 1-for-3 reverse stock split. More detail is provided in the enclosed on pages vi-vii and 35-38.

In a reverse stock split, a publicly traded company reduces the number of outstanding shares in proportion to the split ratio. Because the company will only be changing the number of outstanding shares, the reverse stock split itself should not change the company’s overall valuation. As a result, the company’s total market capitalization should not change solely because of the reverse stock split. And, as the overall valuation should not change, the trading price per share and dividend payment per share (assuming no change in dividend policy) should increase inversely to the split ratio. The reverse stock split will ensure that Duke Energy has a sufficient number of authorized shares of Duke Energy common stock to complete the merger, and will decrease the company’s outstanding share amount to what we believe is a more manageable level.

It is important to remember that this action should NOT affect the total value of your investment in Duke Energy. When the 1-for-3 reverse stock split occurs, assuming no change in the company’s overall valuation or dividend policy, Duke Energy’s stock price, dividends and earnings per share immediately following the reverse stock split should all increase by a factor of three. The following is an illustrative example, based on these assumptions, for a shareholder owning 300 shares of Duke Energy common stock prior to the Duke Energy reverse stock split:

	Pre-split	Post-split
Number of shares	300	100
Illustrative share price	$18	$54
Investment value	$5,400	$5,400
Illustrative dividends per share	$1	$3
Dividends received	$300	$300

Most Duke Energy shareholders hold their shares with a broker or in book entry with no physical stock certificate in their possession. NO SHAREHOLDER ACTION will be needed for these shares at the time of the reverse stock split as it will be processed automatically. If you hold a physical stock certificate, detailed instructions will be provided at a later date.

Additional Information and Where to Find It:

On June 30, 2011, in connection with the proposed merger between Duke Energy and Progress Energy, Duke Energy filed with the SEC a Registration Statement on Form S-4 that included a joint proxy statement/prospectus of Duke Energy and Progress Energy. Duke Energy urges investors to read the joint proxy statement/prospectus carefully because it contains important information. You may obtain copies of all documents filed by Duke Energy with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov) or from Duke Energy’s website (www.duke-energy.com) under the heading “Investors” and then under the heading “Financials/SEC Filings.” The directors and executive officers of Duke Energy and of Progress Energy may be deemed to be participants in the solicitation of proxies in connection with the matters to be considered by Duke Energy shareholders at the August 23, 2011 Special Meeting of Duke Energy shareholders. Information regarding Duke Energy and Progress Energy directors and executive officers is included in the joint proxy statement/prospectus.